Mail Stop 03-05
								June 7, 2005


Joseph E. Royce
President, Chief Executive Officer and Chairman
TBS International Limited
Commerce Building
Chancery Lane
Jamilton HM 12, Bermuda

Re:	TBS International Limited
	Registration Statement on Form S-1/A
	File No. 333-123157

Dear Mr. Royce,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide a currently dated consent from the independent public accountant in the next amendment.

Dilution, page 23
2. We note from your response to comment 2 that the cash consideration paid by existing shareholders is comprised of amounts from four different sources. Please revise your disclosure to add a footnote discussing each amount comprising the total cash consideration paid by existing shareholders.

Note 2.  Summary of Significant Accounting Policies

Pro Forma Information
3. We note the disclosures added to Note 2 in response to our previous comment 3. Please revise to include disclosure of the conversion of the Class B common shares being sold by the selling shareholders into Class A common shares that will result in an increase of 1,744,018 Class A common shares and a decrease in the same amount to the Class B common shares.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Clair Lamoureux at (202) 551-3301 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3755 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Steven R. Finely
      Gibson, Dunn & Crutcher LLP
      (212) 351-4035
??

??

??

??

Joseph E. Royce
TBS International Limited
June 7, 2005
Page 2